UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Press Releases May 2005

                         Commission File Number: 1-8795


                       CANADIAN NATURAL RESOURCES LIMITED
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          2500, 855 - 2nd Street S.W., Calgary, Alberta, Canada T2P 4J8
          -------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [_]             Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                         Yes [_]             No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______

Exhibit Number        Description
--------------        -----------

    99.1 Canadian Natural Resources Limited Announces Record Natural Gas Production and Strong
                      First Quarter Results
                      May 4, 2005


    99.2 Canadian Natural Resources Limited Announces Increase in Quarterly Dividend
                      May 5, 2005


    99.3 Canadian Natural Resources Limited Announces Shareholder Approval for Two-For-One Share Split May 5, 2005

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CANADIAN NATURAL RESOURCES LIMITED
                                        (Registrant)


Date:    May 12, 2005                   By:   /s/ Bruce E. McGrath
                                              ----------------------------
                                              Bruce E. McGrath
                                              Corporate Secretary